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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                 BIGMAR, INC.
                 ---------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $.001
                 ---------------------------------------------
                         (Title of Class of Securities)

                                    089893101
                                 --------------
                                 (CUSIP Number)

                              TINA K. MANNING, ESQ
                               ELLIS & AESCHLIMAN
                              33 NORTH HIGH STREET
                                   SUITE 1000
                             COLUMBUS, OHIO 43215
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                                JOHN TRAMONTANA
                                  BIGMAR, INC.
                           6660 DOUBLETREE AVENUE 20
                              COLUMBUS, OHIO 43229

                                 MAY 15, 1997
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b3(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if theReporting person: (1) has a previous statement on file reporting beneficial ownerhip of more than five percent of the class of securities described In Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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NOTE: six copies of this statement, Including all exhibits, should be filed with the Commission. see Rule 3d-(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required an the remainder of this cover page shall not be deemed to be"'filed"for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------------------------------------------------------
CUSIP NO. 089893101

  (1)      NAME OF REPORTING PERSONS  John Tramontana
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

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  (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                               (a)   [   ]
                                               (b)   [   ]

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  (3)      SEC USE ONLY

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  (4)      SOURCE OF FUNDS*

           PRIVATE
-----------------------------------------------------------------------
  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                      [   ]

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  (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
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                          (7) SOLE VOTING POWER
                                          2,267,031
   NUMBER OF              ---------------------------------------------
    SHARES
 BENEFICIALLY             (8) SHARED VOTING POWER
  OWNED BY                                0
EACH REPORTING
   PERSON                 --------------------------------------------
    WITH                  (9)  SOLE DISPOSITIVE POWER
                                          2,267,031
                          --------------------------------------------
                          (10) Shared Dispositive Power
                                          0

-----------------------------------------------------------------------
  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          2,267,031
-----------------------------------------------------------------------
  (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*
                                                      [    ]
-----------------------------------------------------------------------
  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          56.9%
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  (14)    TYPE OF REPORTING PERSON*

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                                   SIGNATURE

     After reasonable Inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, compl te and correct.


(Company Name)


         May 16, 1997
         --------------------------------------
         (Date)

         /s/ John Tramontana
         --------------------------------------
         (Signature)

         John Tramontana
         --------------------------------------
         (Name/Title)

CUSIP NO.

                                       4


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                                  SCHEDULE 13D

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

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ITEM 4. PURPOSE OF TRANSACTION.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO SECURITIES OF THE ISSUER.

------------------------------------------------------------------------------

ITEM 7. EXHIBITS.


CUSIP NO.

ITEM 1. SECURITY AND ISSUER.

                  This Statement relates to the Common Stock, par value $.001 per share (the "Shares") of Bigmar, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Company are located at 6660 Doubletree Avenue, Columbus, Ohio 43229.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement is being filed by John G. Tramontana, Chairman of the Board, President and Chief Executive Officer of the Company.

         (b) The address of the principal business and office of the Reporting Individual is 6660 Doubletree Avenue, Columbus, Ohio 43229.

         (c) The Reporting Person serves as Chairman of the Board, President and Chief Executive Officer of Bigmar, Inc., located at 6660 Doubletree Avenue, Columbus, Ohio 43229.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares purchased by the Reporting Person in the subject transaction were purchased with private funds of the Reporting Person in the following amounts and purchase prices:

1,010,563 shares purchased for a price equal to 0.8163766 Swiss francs per share
283,100 shares purchased for a price equal to 9.3253267 Swiss francs per share

ITEM 4. PURPOSE OF TRANSACTION

         The Reporting Person acquired the subject Shares in a privately negotiated transaction whereby the Reporting Person obtained a controlling equity interest in the Company. The sellers of the subject shares desired to divest their entire holdings in the Issuer and the Reporting Person purchased the shares in order to increase his equity interest in the Issuer.


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         Prior to the acquisition, the Reporting Person, who serves as Chairman of the Board, President and Chief Executive Officer of the Issuer, beneficially owned 973,368 shares of the Issuer, which comprised approximately 24.42% of the outstanding Shares of the Issuer as of May 16, 1997. In addition, the Reporting Person is holding 125,000 options to buy shares which are currently exercisable. At the time of entering into the stock purchase agreement, the sellers of the subject shares, in the aggregate, beneficially owned 1,293,663 shares or approximately 32.5% of the Shares of the Issuer. On March 27, 1997, the Reporting Person entered into a privately negotiated agreement with the sellers to acquire all shares of the Issuer beneficially owned by sellers, subject to certain conditions. The closing conditions were met on May 2, 1997. Pursuant to the agreement, the Reporting Person became the beneficial owner of 2,267,031 of the Shares of the Issuer (not including options) and may therefore be deemed to control the Issuer.

         Except as described in this Item 4, neither the Reporting Person nor, to the best of his knowledge, any other person, has formulated any plan or proposal which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person is the direct beneficial owner of 2,267,031 Shares, or approximately 56.9% of the 3,985,000 Shares outstanding, as of April 15, 1997, according to information contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

         (b) The Reporting Person has the direct power to vote and direct the disposition of the Shares held by him.

         (c) There have been no purchases of the Shares by the Reporting Person during the last 60 days.

         (d) The Reporting Person has the right to receive and the power to direct the receipt of dividends from, and the proceeds from any sale of, the Shares held by him.

         (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the initial public offering of the Issuer's common stock, the Reporting Person entered into an agreement with LT Lawrence & Co., as representative of the several Underwriters, to the effect that he would not, upon the effective date of the Registration Statement filed with the Securities and Exchange Commission, and within one year from the date of the final prospectus utilized in said offering, directly or indirectly, register, offer, sell, offer to sell, contract to sell, hypothecate, pledge or otherwise dispose of any shares of Common Stock (or any securities convertible into, exercisable for or exchangeable for shares of Common Stock) without the prior written consent of the Representative, except to certain designated parties.


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         In April 1996, the Board of Directors of the Issuer adopted and the shareholders approved an Option Plan which provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended) and non-qualified stock options to directors, officers and employees of the Company. All options granted under the Option Plan will be at an exercise price of not less than the fair market value of the Common Stock on the date of the grant. All options granted under the Option Plan will not be transferable by the optionee other than by will, by the laws of descent and distribution or as required by law. The Reporting Person has been granted options to purchase 125,000 shares, which options are currently exercisable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1         Stock Purchase Agreement dated March 27, 1997 and English translation thereof;

         Exhibit 2         Investment Letter of John G. Tramontana dated May 15, 1997.